Wilson Sonsini Goodrich & Rosati
Professional Corporation

650 Page Mill Road
Palo Alto, California 94304-1050

o: 650.493.9300
f: 866.974.7329

August 28, 2024

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Ruairi Regan Isabel Rivera

Re:	SK Growth Opportunities Corp

Preliminary Proxy Statement on Schedule 14A

Filed August 9, 2024

File No. 001-41432

Dear Mr. Regan and Ms. Rivera,

On behalf of our client, SK Growth Opportunities Corp (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 14, 2024, relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 9, 2024 (the “Preliminary Proxy Statement”).

Concurrently with this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement.”). The Amended Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and other general updates.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require. Except as otherwise specifically indicated, page references herein correspond to the pages of the Preliminary Proxy Statement.

austin     beijing     boston     BOULDER     brussels     hong kong     london     los angeles     new york     palo alto
SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission August 28, 2024 Page 2	CONFIDENTIAL

Preliminary Proxy Statement on Schedule 14A filed August 9, 2024

Risk Factors, page 2

1.	We note disclosure regarding the risk of being subject to regulatory review and approval by the Committee on Foreign Investment in the United States in your most recent Form 10-K filed on March 29, 2024. Please revise your disclosure in the preliminary proxy statement to include this risk.

In response to the Staff’s comment, we have added the following disclosure on page 2 of the Preliminary Proxy Statement on Schedule 14A (all text below is new):

We may not be able to complete an initial business combination since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”) or may be ultimately prohibited.

Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on-among other factors-the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

For so long as SK retains a material ownership interest in us, we may be deemed a “foreign person” under the regulations relating to CFIUS. As such, an initial business combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and certificate of incorporation, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the warrants will be worthless.

*        *        *

Division of Corporation Finance Securities and Exchange Commission August 28, 2024 Page 3

Please direct any questions or comments regarding this letter to me at (650) 320-4622 or rday@wsgr.com, or my colleague, Lianna C. Whittleton at (650) 849-3060 or lwhittleton@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert G. Day
Robert G. Day

cc:	Richard Chin, SK Growth Opportunities Corp

Derek Jensen, SK Growth Opportunities Corp

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati